Exhibit 99.1

Provident Announces $150,000,000 Offering of Convertible Unsecured Subordinated Debentures and the Redemption of its Outstanding 6.5% Debentures due August 31, 2012

News Release 11-11
April 18, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that it has reached an agreement with a syndicate of underwriters, pursuant to which Provident will issue on a “bought deal” basis, subject to regulatory approval, $150,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the Debentures) at a price of $1,000 per Debenture. Provident has granted to the Underwriters an over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the offering.

The Debentures will bear interest from the date of issue at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing December 31, 2011. The December 31, 2011 interest payment will represent accrued interest for the period from the closing date of the offering on May 10, 2011. The Debentures will have a maturity date of December 31, 2018 (the Maturity Date).

The Debentures will be convertible at the holder’s option into common shares of Provident at any time on the earlier of the Maturity Date and the business day immediately preceding the date fixed for redemption at a conversion price of $12.55 per common share, being a ratio of 79.6813 common shares per $1,000 principal amount of Debentures. Upon conversion of the Debentures, in lieu of delivering common shares, Provident may elect to pay the holder cash, at the option of Provident.

The net proceeds of the offering will be initially used by Provident to repay indebtedness under its credit facility which will then be available to be drawn, as required, to fund the redemption of all of the outstanding aggregate principal amount of Provident's 6.5% convertible debentures due August 31, 2012 (the 6.5% Debentures), as further described below and for general corporate proposes.

Provident also announced today it intends to redeem all of the outstanding aggregate principal amount of its 6.5% Debentures at a redemption price equal to $1,000 in cash per $1,000 principal amount of 6.5% Debentures, plus accrued and unpaid interest, as of the redemption date of May 25, 2011.  Interest on the 6.5% Debentures will cease to be payable from and after the redemption date.  As of April 15, 2011, there was approximately $95 million aggregate principal amount of 6.5% Debentures outstanding.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities of Provident within the United States. The Debentures to be offered, including common shares issuable on conversion, redemption or maturity of the Debentures, have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered, sold or delivered in the United States to or for the account of a “U.S. person” as defined in the regulations thereunder.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com